Form 10KSB, Exhibit 13
period 1995-12-31
CYBEROPTICS CORP
filed 1996-03-28
CIK 768411

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CYBEROPTICS CORPORATION

OVERVIEW
Since 1992, the Company has made significant investments in the development of new technology and products designed specifically for applications in the electronics industry. Designed primarily for applications in the rapidly growing surface mount market, these products measure screen printed solder paste, align electronic components and measure electronic component lead coplanarity during automated assembly of circuit boards. The Company's revenues have been significantly affected by the timing of the introduction of these products and the acceptance and shipment of versions of these products by original equipment manufacturer (OEM) and end user customers.

RESULTS OF OPERATIONS
The table below sets forth, for the years indicated, certain financial data derived from the Company's statements of income expressed as a percentage of revenues, and expressed as a percentage increase from the previous period's results.

REVENUES
Revenues increased 100% to $30.5 million in 1995 from $15.3 million in 1994 and $11.6 million in 1993, primarily as the result of increased unit shipments of sensor products to OEM customers. Revenues from sensor products increased $13.0 million or 138% during 1995 compared to 1994, and $3.8 million or 68% during 1994 compared to 1993. The Company's LaserAlign and Laser Lead Locator sensors contributed $18.6 million in revenues in 1995 compared to $6.4 million in 1994 and $3.4 million in 1993, reflecting both additional OEM customers and increased sales to existing customers. Systems revenues increased $2.3 million or 39% during 1995 as compared to 1994, after remaining relatively flat between 1994 and 1993. The increase in systems revenues during 1995 is primarily attributable to increased sales of the CyberSentry product. Originally planned for release in the spring of 1994, CyberSentry was delayed until 1995 in order to improve its precision and speed.

Pie Chart:

1995 REVENUE DISTRIBUTION:
PRODUCT FAMILY

Systems        27%
Sensors        73%

International revenues totaled $20.7 million in 1995, $8.6 million in 1994 and $4.5 million in 1993, comprising 68%, 57% and 39% of total revenue, respectively. Sales of the Company's products in Western Europe, Japan and the rest of the Far East have increased significantly during the three year period. These international markets account for a significant portion of the production capability of capital equipment for the manufacture of electronics, the primary market for the LaserAlign and Laser Lead Locator products.

-------------------------------------------------------------------------
                            Percentage of Revenues    Percentage Increase
-------------------------------------------------------------------------
                                                         1995       1994
Years Ended December 31,    1995     1994     1993      to 1994    to 1993

-------------------------------------------------------------------------
Revenues                    100%     100%     100%       100%        31%
-------------------------------------------------------------------------
Gross margin                 53       57       61         85         22
-------------------------------------------------------------------------
Research and development
  expenses                   14       18       21         51         14
-------------------------------------------------------------------------
Selling, general and
  administrative expenses    18       25       31         40          8
-------------------------------------------------------------------------
Income from operations       21       13        9         216        89
-------------------------------------------------------------------------
Net income                   16       10        8         217        62
-------------------------------------------------------------------------


Pie Chart:

1995 REVENUE DISTRIBUTION: GEOGRAPHIC MARKET

Europe            35%
North America     33%
Pacific Rim       32%


COST OF REVENUES
Cost of revenues as a percentage of total revenues for 1995 was 47%, compared to 43% in 1994 and 39% in 1993. The increase in the percentage from 1994 to 1995 was primarily the result of start-up and rework costs for new product lines, including CyberSentry which was introduced in final form in 1995, additional manufacturing costs to support increased capacity for LaserAlign, volume price reductions given to certain significant customers and increases in the reserve for inventory obsolescence and warranty accrual by $450,000 during 1995. The Company believes these increases are appropriate and are due to volume increases in revenues and inventories. The increase in the cost of revenues percentage from 1993 to 1994 was primarily due to start-up manufacturing costs, overhead costs to support higher production volumes and product mix changes.


Bar Chart:

R&D EXPENSE AS A PERCENT OF REVENUES

1993           21%
1994           18%
1995           14%

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased 51% to $4.1 million in 1995 compared to $2.7 million in 1994 and $2.4 million in 1993, but decreased as a percentage of revenues to 14% in 1995 compared to 18% in 1994 and 21% in 1993. The increased expenditures in 1995 primarily reflect costs associated with completion of CyberSentry, CyberGage and CyberScan LV. The increase in 1994 research and development costs was primarily due to development of additional models of LaserAlign and development of the CyberSentry and CyberGage products which were introduced in the first half of 1995. The Company anticipates that research and development expenses will increase in future periods, although the Company does not believe these expenses will return to historical levels as a percentage of revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased 40% to $5.4 million in 1995 compared to $3.9 million in 1994 and $3.6 million in 1993, but decreased as a percentage of revenues to 18% in 1995 from 25% in 1994 and 31% in 1993. The decrease in selling, general and administrative expenses as a percentage of revenues is primarily the result of increases in the revenue base over this period, enabling the Company to spread fixed overhead costs over a larger revenue base. To a lesser extent, changes in the revenue mix toward a greater portion of revenue from OEM sensor customers and end-user distributors has also contributed to lower costs.


Bar Chart:

SG&A EXPENSE AS A PERCENT
OF REVENUES

1993           31%
1994           25%
1995           18%

EFFECTIVE TAX RATE
The Company's effective tax rate was 32%, 28% and 16% in 1995, 1994 and 1993, respectively. Benefits from the Company's foreign sales corporation and the use of the research and experimentation tax credit were primarily responsible for reducing the effective tax rate below the statutory rate. The increase in the effective rate from 1994 to 1995 is primarily the result of the research and experimentation credit expiring as of June 30, 1995. The increase in the effective rate from 1993 to 1994 was primarily the result of the 1993 effective rate being impacted by reinstatement of the research and experimentation tax credit retroactive to the second half of 1992. Although the research and experimentation credit has expired and has not been reinstated, the Company anticipates that its tax rate will continue to benefit from sales through its foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES
In September 1995, the Company completed a public offering of Common Stock that generated net proceeds of $37.4 million from the issuance of 1,200,000 shares.


Bar Chart:

CASH AND SHORT-TERM INVESTMENTS
(in millions)

1994           $ 2.6
1995           $18.9

Primarily as the result of funds generated from the offering, working capital has increased from $6.9 million as of December 31, 1994 to $28.7 million as of December 31, 1995. These amounts include cash, cash equivalents and short-term marketable securities of $18.9 million and $2.6 million as of December 31, 1995 and 1994, respectively. Additionally, at December 31, 1995, the Company had long-term marketable securities (those with maturities greater than one year) of $21.0 million.

The Company used $307,000 in operations during 1995, primarily to finance a $5.6 million increase in accounts receivable and a $2.0 million increase in inventories. The increase in accounts receivable and inventories are primarily due to the timing and increased level of shipments and orders. During 1994, operating activities generated $854,000 in cash, primarily due to net income for the year of $1.5 million.


Bar Chart:

WORKING CAPITAL
(in millions)

1994           $ 6.9
1995           $28.7

Investing activities used $30.8 million during 1995, primarily as the result of the Company investing proceeds from the public offering. Investments consist primarily of U.S. Government or U.S. Government backed obligations. The Company also made additions to furnishings and equipment of $831,000 during 1995, primarily consisting of manufacturing and computer equipment to support increased production volume and employee headcount. During 1994, investing activities required $1.1 million in cash, which primarily represented purchases of investments with cash generated from operations.

In September 1995, the Company executed a lease agreement for 70,000 square feet of mixed office and warehouse space in a new facility, which it will take occupancy of in May 1996. The Company anticipates an investment of approximately $1.5 million in furniture, fixtures and equipment in connection with its new facility.

At the present time, the Company has no material capital commitments, except as described above. The Company believes its current working capital and anticipated cash flows from operations will be adequate for anticipated operating needs.


Bar Chart:

STOCKHOLDERS' EQUITY
(in millions)

1994           $ 7.5
1995           $50.7

OTHER FACTORS
The Company's increases in revenues have resulted from increases in units shipped and new product introductions. The Company believes that inflation has had no appreciable effect on operations. Substantially all of the Company's international export sales are negotiated, invoiced and paid in U.S. dollars.

BALANCE SHEETS
CYBEROPTICS CORPORATION

(In thousands, except share amounts)
December 31,                                                         1995      1994
------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                          $ 8,718   $ 1,428
Marketable securities, at cost                                      10,146     1,180
Accounts receivable, less allowance for doubtful
     accounts of $100 and $50, respectively                          8,514     2,964
Inventories                                                          3,874     2,335
Other current assets                                                 1,473       340
------------------------------------------------------------------------------------
          Total current assets                                      32,725     8,247

Marketable securities, at cost                                      21,000
Equipment and furnishings, net                                         943       478
Capitalized patent costs, less accumulated amortization
     of $253 and $193, respectively                                     72        98
------------------------------------------------------------------------------------
          Total assets                                             $54,740   $ 8,823
====================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                   $   737   $   572
Income taxes payable                                                   898       212
Accrued expenses                                                     2,368       561
------------------------------------------------------------------------------------
          Total current liabilities                                  4,003     1,345

Commitments and Contingency

Stockholders' equity:
     Preferred stock, no par value, 5,000,000 shares authorized, none outstanding
     Common stock, no par value, 10,000,000 shares
       authorized, 5,612,114 and 4,235,141 shares issued
       and outstanding, respectively                                42,658     4,230
     Retained earnings                                               8,079     3,248
------------------------------------------------------------------------------------
          Total stockholders' equity                                50,737     7,478
------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity               $54,740   $ 8,823
====================================================================================


The accompanying notes are an integral part of the financial statements.


STATEMENTS OF INCOME
CYBEROPTICS CORPORATION

(In thousands, except per share amounts)
Year ended December 31,                               1995      1994      1993
------------------------------------------------------------------------------

Revenues                                           $30,518   $15,276   $11,621

Cost of revenues                                    14,485     6,604     4,531
------------------------------------------------------------------------------
Gross margin                                        16,033     8,672     7,090

Research and development expenses                    4,143     2,749     2,410
Selling, general and administrative expenses         5,433     3,881     3,600
------------------------------------------------------------------------------
          Income from operations                     6,457     2,042     1,080

Interest income                                        624        72        43
------------------------------------------------------------------------------
          Income before income taxes                 7,081     2,114     1,123

Provision for income taxes                           2,250       590       180
------------------------------------------------------------------------------
          Net income                               $ 4,831   $ 1,524   $   943
==============================================================================
Net income per share (primary and
     fully diluted)                                $  0.95   $  0.35   $  0.22
==============================================================================
Weighted average common and common
     equivalent shares outstanding                   5,104     4,404     4,328
==============================================================================

The accompanying notes are an integral part of the financial statements


STATMENTS OF CASH FLOWS
CYBEROPTICS CORPORATION

(In thousands)
Year ended December 31,                                          1995       1994        1993
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                   $  4,831    $  1,524    $    943
 Adjustments to reconcile net income to
   net cash provided (used) by operating
   activities:
   Depreciation and amortization                                   426         295         247
   Provisions for losses on accounts receivable                     50          73          15
   Provisions for losses on inventories                            466         124         235
   Deferred income taxes                                          (498)        (67)        (27)
   Changes in operating assets and liabilities:
         Accounts receivable                                    (5,600)       (885)       (334)
         Inventories                                            (2,005)       (703)       (255)
         Other current assets                                     (635)        (24)        (14)
         Accounts payable                                          165         239        (150)
         Income taxes payable                                      686         174         (39)
         Accrued expenses                                        1,807         104         140
----------------------------------------------------------------------------------------------
         Net cash provided (used)
           by operating activities                                (307)        854         761

CASH FLOWS FROM INVESTING ACTIVITIES:
 Maturities of marketable securities                             1,706         993         955
 Purchases of marketable securities                            (31,672)     (1,733)       (440)
 Additions to equipment and furnishings                           (831)       (281)       (131)
 Additions to patents                                              (34)        (64)        (50)
----------------------------------------------------------------------------------------------
           Net cash provided (used) by investing
             activities                                        (30,831)     (1,085)        334

CASH FLOWS FROM FINANCING ACTIVITIES:
 Repurchase of common stock                                                   (235)
 Proceeds from issuance of common stock                         37,391
 Proceeds from exercise of stock options
   and warrants                                                    340          19         219
 Proceeds from issuance of common stock
   under Employee Stock Purchase Plan                              148          94          66
 Tax benefit from exercise of stock options                        549           3           4
----------------------------------------------------------------------------------------------
         Net cash provided (used) by financing
           activities                                           38,428        (119)        289

Increase (decrease) in cash and cash equivalents                 7,290        (350)      1,384

Cash and cash equivalents - beginning of year                    1,428       1,778         394
----------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                       $  8,718    $  1,428    $  1,778
==============================================================================================


The accompanying notes are an integral part of the financial statements.


STATEMENTS OF STOCKHOLDERS' EQUITY
CYBEROPTICS CORPORATION

(In thousands, except share amounts)

                                                   Common Stock                            Total
                                               ---------------------      Retained     Stockholders'
                                               Shares         Amount      Earnings        Equity
-------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                    4,163,409    $    4,060    $      781    $    4,841

Tax benefit from exercise of stock options                          4                           4

Exercise of stock options and warrants
     net of shares exchanged as payment
     and subsequently retired                    71,565           219                         219

Issuance of common stock under
     Employee Stock Purchase Plan                14,446            66                          66

Net income                                                                      943           943
-------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                    4,249,420         4,349         1,724         6,073

Tax benefit from exercise of stock options                          3                           3

Exercise of stock options
     net of shares exchanged as payment
     and subsequently retired                     8,606            19                          19

Issuance of common stock under
     Employee Stock Purchase Plan                20,615            94                          94

Repurchase of common stock                      (43,500)         (235)                       (235)

Net income                                                                    1,524         1,524
-------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                    4,235,141         4,230         3,248         7,478

Tax benefit from exercise of stock options                        549                         549

Exercise of stock options
     net of shares exchanged as payment
     and subsequently retired                   145,358           340                         340

Issuance of common stock under
     Employee Stock Purchase Plan                31,615           148                         148

Issuance of common stock for cash, net
   of offering costs of $205                  1,200,000        37,391                      37,391

Net income                                                                    4,831         4,831
-------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                    5,612,114    $   42,658    $    8,079    $   50,737
=================================================================================================


The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
CYBEROPTICS CORPORATION
(In thousands)

NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT
ACCOUNTING POLICIES

BUSINESS DESCRIPTION
CyberOptics Corporation designs and manufactures intelligent sensors and systems for high-precision, non-contact dimensional measurement and process control. Utilizing proprietary laser and optics technology combined with advanced software and electronics, the Company's products enable manufacturers to increase operating efficiencies, product yields and quality by measuring the characteristics and placement of components both during and after the manufacturing process. The Company sells its products worldwide through a combination of direct sales staff and independent distributors.

REVENUE RECOGNITION
Revenues are recognized upon shipment. Estimated warranty costs are recorded at the time of sale.

CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents were concentrated in one money market account at December 31, 1995 and 1994.

MARKETABLE SECURITIES
Marketable securities generally consist of U.S. Government or U.S. Government backed obligations. Marketable securities are classified as short-term or long-term in the balance sheet based on their maturity date.

At December 31, 1995 and 1994, all of the Company's marketable securities are classified as held to maturity and, therefore, are carrried at amortized cost. All marketable securities have maturities of three years or less. Certain marketable securities held by the Company are subject to call provisions prior to their maturity date. At December 31, 1995, the estimated fair value of the securities approximated their amortized cost. Unrealized holding gains and losses were not significant.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.

PATENTS
Patents consist of legal and patent registration costs for protection of the Company's proprietary sensor technology. The Company amortizes such expenditures over a three-year period on a straight-line basis.


EQUIPMENT AND FURNISHINGS
Equipment and furnishings are stated at cost. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Gains or losses on dispositions are included in current operations.

RESEARCH AND DEVELOPMENT
Research and development (R&D) costs, including software development, are expensed when incurred. Software development costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established; costs otherwise capitalized after such point also are expensed because they are insignificant. Customer funded research and development is deferred and recognized as a reduction of research and development expenses as costs are incurred in the accompanying statements of income.

INCOME TAXES
Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period.

NET INCOME PER SHARE
Net income per common and common equivalent share has been computed using the weighted average shares outstanding plus common stock equivalents for each period. Common equivalent shares include dilutive options and warrants using the treasury stock method.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for obsolete inventories, uncollectible accounts receivable and accrued warranty costs.

NOTE 2 - OTHER FINANCIAL STATEMENT DATA

INVENTORIES CONSISTS OF THE FOLLOWING:


-------------------------------------------------------
December 31,                             1995      1994
-------------------------------------------------------
Raw materials and
   purchased parts                     $3,172    $1,902
Work in process                           608       406
Finished goods                             94        27
-------------------------------------------------------
                                       $3,874    $2,335
=======================================================


EQUIPMENT AND FURNISHINGS, NET CONSIST OF THE FOLLOWING:

-------------------------------------------------------
December 31,                             1995      1994
-------------------------------------------------------
Equipment and furnishings              $2,435    $1,604
Less accumulated
   depreciation                        (1,492)   (1,126)
-------------------------------------------------------
                                       $  943    $  478
=======================================================

OTHER ACCRUED EXPENSES CONSIST OF THE FOLLOWING:

-------------------------------------------------------
December 31,                             1995      1994
-------------------------------------------------------
Accrued wages and benefits             $1,352    $  313
Accrued lease expense                      54        84
Deferred R&D reimbursement                556      --
Other accrued expenses                    406       164
-------------------------------------------------------
                                       $2,368    $  561
=======================================================

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following:

----------------------------------------------------------------
                                    1995       1994        1993
----------------------------------------------------------------
Current:
   Federal                       $ 2,523    $   643     $   206
   State                             225         14           1
Deferred                            (498)       (67)        (27)
----------------------------------------------------------------
                                 $ 2,250    $   590     $   180
================================================================

Deferred tax assets (liabilities) consist of the following:

----------------------------------------------------------------
December 31,                        1995       1994        1993
----------------------------------------------------------------
Inventories                      $   218    $    41     $    49
Vacation accrual                      67         36          27
Accounts receivable
   allowances                         37         52          11
Warranty reserve                      55         22          15
Deferred R&D
   reimbursement                     204
R&E credit
   carryforward                                  17
Other, net                            71        (14)        (15)
----------------------------------------------------------------
Net deferred tax asset
   included in other
   current assets                $   652    $   154     $    87
================================================================

A reconciliation of the statutory rate to the effective income tax rate is as follows:

----------------------------------------------------------------
                                    1995       1994        1993
----------------------------------------------------------------
Federal statutory rate              34.0%      34.0%       34.0%
Increase (decrease) resulting
   from:
   State income taxes, net
     of federal benefit              2.1        0.7         0.1
   Benefits of current period
     tax credits                    (4.7)      (7.9)      (18.4)
   Other, net                        0.4        1.1         0.3
----------------------------------------------------------------
Effective rate                      31.8%      27.9%       16.0%
================================================================

The benefit of current period tax credits in 1993 of 18.4% includes the impact of the reinstatement of the tax law which allowed the Company to claim tax credits for its research and experimentation activities retroactive to July 1992. As a result, the 1993 tax provision includes 18 months of research and experimentation tax credits. The 1995 tax provision includes only 6 months of research and experimentation tax credits, as the credit expired as of June 30, 1995. Cash payments of income taxes for the years ended December 31, 1995, 1994 and 1993, were approximately $1,518, $480 and $294, respectively.


NOTE 4 - OPERATING LEASES

The Company leases office, warehouse and manufacturing facilities under an operating lease that is cancelable at October 31, 1997. This lease generally requires the Company to pay insurance, property taxes and other expenses related to the leased property. Total rental expenses for the years ended December 31, 1995, 1994 and 1993, were approximately $241, $255 and $241, respectively.

In September 1995, the Company executed a 10 year lease agreement for 70,000 square feet of mixed office and warehouse space in a new facility. The lease requires the Company to pay insurance, property taxes and other operating expenses related to the leased property. The Company anticipates moving to the new leased facility in May 1996, and subleasing the space currently occupied.

At December 31, 1995, the future minimum lease payments required under lease agreements are as follows:

Year ending December 31,
1996         $   550
1997             764
1998             553
1999             564
2000             564
Thereafter     3,186
--------------------
Total         $6,181
====================


NOTE 5 - STOCKHOLDERS' EQUITY

During the second quarter of 1994, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of CyberOptics common stock, and terminated such plan late in 1994. During the first half of 1994, the Company repurchased 43,500 shares pursuant to such program in open market transactions to provide for issuance of shares under the Company's stock option plans and Employee Stock Purchase Plan.


NOTE 6 - BENEFIT PLANS

STOCK OPTION PLANS
The Company has two stock option plans that reserve 647,005 shares of common stock in the aggregate for issuance to employees, directors, officers and others. Canceled options are available for future grant under both plans. Options are granted at an option price per share equal to or greater than fair value at the date of grant. Generally, options granted to employees vest over a four-year period and expire five years after the date of grant. The plans allow for option holders to tender shares of the Company's common stock as consideration for the option price. Options exercised by tendering shares are shown at the net amount.

The following is a summary of stock option plan activity:

                           Option Price
                          Range per Share      Options
-------------------------------------------------------
Outstanding at
  December 31, 1992       $2.12     $9.67      385,808
  Granted                  5.00      6.00      190,000
  Exercised                2.21      4.57      (71,565)
  Canceled                 2.35      9.67      (39,742)
-------------------------------------------------------
Outstanding at
  December 31, 1993        2.12      9.67      464,501
  Granted                  5.00      7.13       68,400
  Exercised                2.21      5.00      (12,536)
  Canceled                 2.35      6.00      (26,538)
-------------------------------------------------------
Outstanding at
  December 31, 1994        2.12      9.67      493,827
  Granted                  9.25     33.00      144,150
  Exercised                2.35      9.67     (155,452)
  Canceled                 5.00      6.00       (4,425)
-------------------------------------------------------
Outstanding at
  December 31, 1995        3.18     33.00      478,100
Exercisable at
  December 31, 1995                            172,239
=======================================================


EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan available to eligible employees. Under terms of the plan, eligible employees may designate from 1 to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 200,000 shares of common stock have been reserved for issuance. As of December 31, 1995, 66,676 shares have been issued under this plan.

401(k) PLAN
The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their earnings, not to exceed amounts allowed under the Code. In addition, the Company may also make contributions at the discretion of the Board of Directors. During 1995, 1994 and 1993, the Company provided for matching contributions totaling $67, $43, and $37, respectively.

NEW ACCOUNTING STANDARD
In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. In 1996, the Company intends to adopt the disclosure provisions of the statement while continuing to account for options and other stock-based compensation using the intrinsic value based method.

NOTE 7 - MAJOR CUSTOMER AND EXPORT SALES

The following summarizes significant customers:

                      Significant             Percentage
                       Customer    Revenues  of Revenues
--------------------------------------------------------
Year ended
  December 31, 1995       A         $9,052        30%
                          C          3,979        13%
Year ended
  December 31, 1994       A         $2,115        14%
                          B         $1,894        12%
Year ended
  December 31, 1993       B         $1,682        14%

As of December 31, 1995, accounts receivable from significant customers A and C were $2,767 and $1,572, respectively.

Export sales amounted to 68%, 57% and 39% for 1995, 1994 and 1993, respectively. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars. Foreign sales by geographic area are summarized as follows:

-----------------------------------------------------
                       1995         1994        1993
-----------------------------------------------------
North America       $     117     $   141     $   406
Europe                 10,762       3,895         951
Asia                    9,596       4,555       3,155
Other                     233          45           -
-----------------------------------------------------
                      $20,708      $8,636      $4,512
=====================================================


NOTE 8 - LITIGATION

In January 1996, the Company filed suit against Yamaha Motor Company, Ltd. alleging fraud and theft of technology related to the LaserAlign sensor and its applications. The Company intends to protect its intellectual property rights and pursue its remedies.


NOTE 9 - BANK LINE OF CREDIT

In May 1995, the Company entered into an unsecured revolving line of credit which provides for borrowings up to $2,000. Amounts outstanding under this agreement bear interest, payable monthly, at the bank's prime rate or LIBOR plus 2.25%. The Company did not borrow against this line of credit during 1995. The line of credit expires May 31, 1996 and contains covenants including not incurring other forms of debt or liens other than for this line or other credit facilities of the lender.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
CyberOptics Corporation

We have audited the accompanying balance sheets of CyberOptics Corporation as of December 31, 1995 and 1994, and the related statements of income, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income, cash flows and stockholders' equity of CyberOptics Corporation for the year ended December 31, 1993, were audited by other auditors whose report, dated February 1, 1994, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberOptics Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota
January 30, 1996


CYBEROPTICS CORPORATION
FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share amounts)

Years Ended December 31      1995          1994         1993         1992        1991
--------------------------------------------------------------------------------------
Revenues                    $30,518      $15,276       $11,621      $8,425      $7,803
Operating Income              6,457        2,042         1,080         447       1,108
Net Income                    4,831        1,524           943         339         829
Net Income Per Share            .95          .35           .22         .08         .20
--------------------------------------------------------------------------------------
Working Capital             $28,722     $  6,902      $  5,548      $4,249      $3,763
Total Assets                 54,740        8,823         6,901       5,717       5,308
Stockholders' Equity         50,737        7,478         6,073       4,840       4,259


QUARTERLY FINANCIAL INFORMATION
(In thousands, except per share amounts)

Quarter Ended                  March 31     June 30      Sept. 30     Dec. 31
-----------------------------------------------------------------------------

1995 (unaudited and not reviewed)

REVENUES                       $4,555        $7,240        $8,196     $10,527
GROSS MARGIN                    2,506         3,854         4,375       5,298
OPERATING INCOME                  681         1,567         1,920       2,289
NET INCOME                        497         1,101         1,307       1,926
NET INCOME PER SHARE             0.11          0.24          0.27        0.32
=============================================================================

1994 (unaudited and not reviewed)

Revenues                       $3,132        $3,245        $4,346      $4,553
Gross margin                    1,907         1,949         2,392       2,424
Operating income                  384           292           673         693
Net income                        272           238           484         530
Net income per share             0.06          0.06          0.11        0.12
=============================================================================

The summation of quarterly net income per share may not equate to the year end calculation as quarterly calculations are performed on a discrete basis.


COMMON STOCK INFORMATION
The Company's common stock is traded on the national over-the-counter market, with prices quoted on the National Association of Securities Dealers Automated Quotation (Nasdaq) National Market System. The following table sets forth, for the fiscal periods indicated, the high and low quotations for the Company's common stock as reported by the Nasdaq National Market System. These prices do not reflect adjustments for retail markups, markdowns or commissions.


-----------------------------------------------------
                     1995                  1994
-----------------------------------------------------
Quarter         HIGH       LOW        High      Low

First          $11.38    $  7.50      $6.38     $5.50
Second          25.50      11.00       5.88      5.00
Third           35.75      20.88       6.50      4.63
Fourth          39.75      24.00       8.63      5.75

As of February 29, 1996, the Company had 275 stockholders of record and estimates that it has appoximately 4,900 beneficial owners. The Company has never paid a cash dividend and does not intend to pay cash dividends in the foreseeable future.


EXECUTIVE OFFICERS

Steven K. Case, Ph.D.
President

Jeffrey A. Jalkio, Ph.D.
Vice President - Research

Kent O. Lillemoe
Vice President - Finance and Administration

Carl D. Moe
Vice President - Sales and Marketing

John D. Beagan
Vice President - Operations

William Farmer
Director - Product Development



DIRECTORS

Steven K. Case, Ph.D.
President
CyberOptics Corporation

Alex B. Cimochowski
Independent Business Consultant

George E. Kline
Owner
Venture Management

Steven M. Quist
President
Rosemount Measurement, Inc.

P. June Min, Ph.D.
Vice Chairman
Anam Industrial Co., Ltd.

Erwin Kelen
Owner
Kelen Ventures


CORPORATE INFORMATION

CORPORATE HEADQUARTERS
CyberOptics Corporation
2505 Kennedy Street NE
Minneapolis, MN 55413
612-331-5702

Effective May 6, 1996 the
Company's new address will be
5900 Golden Hills Drive
Golden Valley, MN 55416
612-542-5000

COUNSEL
Dorsey & Whitney L. L. P.
Minneapolis, Minnesota

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L. L. P.
Minneapolis, Minnesota

ANNUAL MEETING
The annual meeting of stockholders will be held at 3:30 p.m. on May 14, 1996, at the Radisson Plaza Hotel, 35 South 7th Street, Minneapolis, Minnesota 55402.

REGISTRAR AND STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

FORM 10-KSB
The Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to stockholders at no charge by writing to CyberOptics.


[LOGO]
CYBEROPTICS
CORPORATION

2505 Kennedy Street N.W.
Minneapolis, MN 55413