Form 10-K405, Exhibit 13
period 1996-12-31
CYBEROPTICS CORP
filed 1997-03-31
CIK 768411

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CYBEROPTICS CORPORATION


OVERVIEW
CyberOptics was founded in 1984 by Dr. Steven Case, a tenured professor researching and teaching optical engineering at the University of Minnesota, to commercialize technology for non-contact three-dimensional sensing systems. The Company introduced its first commercial product, the Point Range Sensor, in 1986 and began producing full non-contact profiling systems in 1987. The Company continued to expand its line of products and measurement systems for general applications through 1991.

Since 1992, the Company has made significant investments in the development of new technology and products designed specifically for applications in the electronics industry. Designed primarily for applications in the rapidly growing surface mount market, these products measure screen printed solder paste, align electronic components and measure electronic component lead coplanarity during automated assembly of circuit boards. The Company's revenues have been significantly affected by the timing of the introduction of these products, the acceptance and shipment of versions of these products by OEM and end user customers, and by the cyclical nature of capital spending and expansion in the electronics industry.

Partially in response to the cyclicality being experienced in the electronics market, the Company increased its investment in the development of new products and the enhancement of existing products used for general measurement applications during 1996. These products are designed for use in a wide range of industrial measurement and process control applications.


RESULTS OF OPERATIONS
The table below sets forth, for the years indicated, certain financial data derived from the Company's statements of income expressed as a percentage of revenues, and expressed as a percentage change from the previous period's results.

REVENUES
Revenues decreased 8% to $28.1 million in 1996 from $30.5 million in 1995, which represented a 100% increase over 1994 revenues of $15.3 million. Changes in revenue levels during this three-year period are primarily the result of the level of unit shipments of sensor products to OEM customers. Revenues from sensor products decreased $3.4 million or 15% during 1996 compared to 1995, and increased $13 million or 138% during 1995 compared to 1994. The Company's LaserAlign and Laser Lead Locator sensors contributed $17.2 million in revenues in 1996 compared to $18.6 million in 1995 and $6.4 million in 1994. During 1996, revenues decreased in the area of LaserAlign sales to OEM's of high-end, large-capacity, pick-and-place equipment. This segment of the market represented the largest growth area for LaserAlign during 1995 and included a single customer which accounted for 30% of 1995 revenues. This decrease was partially offset by increased LaserAlign revenues to OEM's of mid-range SMT equipment.


                                Percentage of Revenues         Percentage Increase (Decrease)
                                                                  1996           1995
                               1996      1995      1994          to 1995        to 1994

Revenues                       100%      100%      100%             (8)%          100%
Gross margin                    51        53        57             (11)            85
Research and development
   expenses                     21        14        18              43             51
Selling, general and
  administrative expenses       27        18        25              38             40
Income from operations           3        21        13             (86)           216
Net income                       8        16        10             (55)           217




System revenues increased $500,000 or 7% during 1996 as compared to 1995, and $2.3 million or 39% during 1995 as compared to 1994. Increased systems revenues are primarily attributable to increased sales of the CyberSentry product. Originally planned for release in the spring of 1994, CyberSentry was delayed until 1995 in order to improve its precision and speed. The Company anticipates that the majority of 1997 revenue growth will be generated from system sales, including CyberSentry and other SMT and general measurement systems currently released or scheduled to be released during 1997.

International revenues totaled $19.6 million in 1996, $20.7 million in 1995 and $8.6 million in 1994, comprising 70%, 68% and 57% of total revenues, respectively. Revenues of the Company's products in Western Europe, Japan and the rest of the Far East have increased significantly during the three-year period. These international markets account for a significant portion of the production capability of capital equipment for the manufacture of electronics, the primary market for the LaserAlign and Laser Lead Locator and CyberSentry products. Revenues generated from products used primarily for SMT production were approximately 85%, 80% and 70% of revenues for 1996, 1995 and 1994, respectively.


COST OF REVENUES
Cost of revenues as a percentage of total revenues for 1996 was 49%, compared to 47% in 1995 and 43% in 1994. The increase in the percentage from 1995 to 1996 was primarily due to reduced revenue levels in 1996 over which to spread the fixed component of production and production support costs, including additional costs associated with the Company occupying its new facility since May 1996. In addition, changes in the revenue mix between customers also had an impact on cost of revenues in 1996. Increases in the cost of revenues were partially offset during the second half of 1996 by the impact of a workforce reduction implemented by the Company in response to lower than planned revenue levels. The increase in the cost of revenue percentage from 1994 to 1995 was primarily due to start-up and rework costs for new product lines, additional production costs to support increased capacity for LaserAlign and volume price reductions given to certain significant customers. In addition, the Company increased its reserves for inventory obsolescence and warranty accrual by approximately $450,000 during 1995.


RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased 43% to $5.9 million in 1996 compared to $4.1 million in 1995 and $2.7 million in 1994, reflecting the Company's commitment to investment in research and development through periods of cyclical revenues. The increased expenditures in 1996 reflect primarily costs associated with enhancements made to the CyberSentry, redesigning the Laser Section Microscope (LSM), completion of the CyberScan Cobra and continuing development work on the LaserAlign technology. The increase in 1995 research and development costs primarily reflect costs associated with completion of the original CyberSentry product, and completion of CyberGage and CyberScan LV. The Company anticipates that the dollar level of research and development expenses will remain relatively flat in future periods, which it feels is required to support the development of new products and continued enhancement of existing product offerings.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased 38% to $7.5 million in 1996 compared to $5.4 million in 1995 and $3.9 million in 1994. Selling, general and administrative expenses also increased as a percentage of revenues to 27% in 1996, compared to 18% in 1995 and 25% in 1994. Increased selling, general and administrative expenses in 1996 both in dollar terms and as a percentage of revenues are partially due to increased depreciation, rental and overhead expenses associated with our new facility, and increased marketing costs required to support new product introductions. In addition, legal expenses related to the Yamaha patent defense litigation contributed to the increase in 1996. These increases were partially offset by the workforce reduction implemented in the second half of the year. The decrease in selling, general and administrative as a percentage of revenues in 1995 compared to 1994 is primarily the result of increases in the revenue base over this period, enabling the Company to spread fixed overhead costs over a larger revenue base. To a lesser extent, changes in the revenue mix toward a greater portion of revenue from OEM sensor customers and end-user distributors has also contributed to lower costs relative to revenues.

EFFECTIVE TAX RATE
The Company's effective tax rate was 31%, 32% and 28% in 1996, 1995 and 1994, respectively. Benefits from the Company's foreign sales corporation and the use of the research and experimentation tax credit were primarily responsible for reducing the effective tax rate below the statutory federal rate. The research and experimentation tax credit was available for only 6 months in both 1996 and 1995, and for the full year in 1994.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents and marketable securities decreased to $37.3 million as of December 31, 1996, from $39.9 million as of December 31, 1995, primarily as the result of the Company repurchasing common stock and investing in fixed asset additions for its new operating facility. These uses of cash were partially offset by funds generated from operations of $5.2 million during 1996. Marketable securities generally consist of U.S. Government or U.S. Government backed obligations and state municipal instruments. All marketable securities have a maturity of three years or less. Working capital increased to $32.4 million as of December 31, 1996, from $28.7 million as of December 31, 1995, primarily as the result of a greater portion of marketable securities with maturities of less than one year.

The Company generated $5.2 million from operations during 1996, primarily due to net income of $2.2 million and a decrease in accounts receivable of $3.5 million. During 1995, the Company used $307,000 in operations primarily to finance a $5.6 million increase in accounts receivable and a $2.0 million increase in inventories. The change in the accounts receivable balance is primarily due to the timing of revenues, as the fourth quarter of 1995 was the single largest revenue quarter in Company history, resulting in an increased accounts receivable balance at December 31, 1995.

In June 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of CyberOptics common stock for the purpose of providing the necessary common stock for the Company's stock option and employee stock purchase plans. The shares were repurchased through open market purchases, block transactions or privately negotiated transactions. As of December 31, 1996, the Company had repurchased all 500,000 shares at a cost of approximately $6.3 million. In December 1996, the Company's Board of Directors authorized the repurchase of up to an additional 500,000 shares of CyberOptics common stock. As of February 25, 1997, the Company has repurchased 41,000 shares, at a cost of approximately $560,000 under the second authorization.

At the present time, the Company has no material capital commitments. The Company believes current working capital and anticipated funds from operations will be adequate for anticipated operating needs.


OTHER FACTORS
Changes in revenues have resulted from changes in the level of unit shipments and new product introductions. The Company believes that inflation has had no appreciable effect on operations. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars.
Years Ended December 31,



CONSOLIDATED BALANCE SHEETS
CYBEROPTICS CORPORATION
(In thousands, except share amounts)
December 31,                                                                      1996          1995

ASSETS
Cash and cash equivalents                                                     $  3,453      $  8,718
Marketable securities                                                           21,356        10,146
Accounts receivable, less allowance for doubtful
     accounts of $125 and $100, respectively                                     5,031         8,514
Inventories                                                                      3,768         3,874
Other current assets                                                             1,635         1,473

          Total current assets                                                  35,243        32,725

Marketable securities                                                           12,500        21,000
Equipment and leasehold improvements, net                                        2,495           943
Capitalized patent costs, less accumulated amortization
     of $315 and $253, respectively                                                 78            72

          Total assets                                                        $ 50,316      $ 54,740



LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                              $  1,191      $    737
Income taxes payable                                                               233           898
Accrued expenses                                                                 1,424         2,368

          Total current liabilities                                              2,848         4,003

Commitments and Contingencies

Stockholders' equity:
     Preferred stock, no par value, 5,000,000 shares authorized, none outstanding
     Common stock, no par value 25,000,000 and 10,000,000 shares authorized, 5,215,731 and 5,612,114 shares issued
       and outstanding, respectively                                            37,308        42,658
     Unrealized marketable securities holding loss                                 (99)
     Retained earnings                                                          10,259         8,079

          Total stockholders' equity                                            47,468        50,737

          Total liabilities and stockholders' equity                          $ 50,316      $ 54,740


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF INCOME
CYBEROPTICS CORPORATION

(In thousands, except share amounts)
Year ended December 31,                                          1996                 1995                 1994

Revenues                                                      $28,062              $30,518              $15,276
Cost of revenues                                               13,739               14,485                6,604

Gross margin                                                   14,323               16,033                8,672

Research and development expenses                               5,937                4,143                2,749
Selling, general and administrative expenses                    7,501                5,433                3,881
          Income from operations                                  885                6,457                2,042

Interest income                                                 2,275                  624                   72
          Income before income taxes                            3,160                7,081                2,114

Provision for income taxes                                        980                2,250                  590
          Net income                                         $  2,180             $  4,831             $  1,524

Net income per share (primary and
     fully diluted)                                         $    0.38            $    0.95            $    0.35

Weighted average common and common
     equivalent shares outstanding                              5,735                5,104                4,404


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF CASH FLOWS
CYBEROPTICS CORPORATION

(In thousands)
Year ended December 31,

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                     $  2,180      $  4,831      $  1,524
 Adjustments to reconcile net income to
   net cash provided (used) by operating
   activities:
   Depreciation and amortization                                     768           426           295
   Provisions for losses on accounts receivable                        8            50            73
   Provisions for losses on inventories                              298           466           124
   Deferred income taxes                                             102          (498)          (67)
   Changes in operating assets and liabilities:
         Accounts receivable                                       3,475        (5,600)         (885)
         Inventories                                                (192)       (2,005)         (703)
         Other current assets                                       (264)         (635)          (24)
         Accounts payable                                            454           165           239
         Income taxes payable                                       (665)          686           174
         Accrued expenses                                           (944)        1,807           104

         Net cash provided (used)
           by operating activities                                 5,220          (307)          854
CASH FLOWS FROM INVESTING ACTIVITIES:
 Maturities of held to maturity
   marketable securities                                          23,146         1,706           993
 Proceeds from sales of available for sale
   marketable securities                                           2,000
 Purchases of held to maturity
   marketable securities                                                       (31,672)       (1,733)
 Purchases of available for sale
   marketable securities                                         (27,955)
 Additions to equipment and leasehold
   improvements                                                   (2,258)         (831)         (281)
 Additions to patents                                                (68)          (34)          (64)

           Net cash used by investing
             activities                                           (5,135)      (30,831)       (1,085)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Repurchase of common stock                                       (6,283)         (235)
 Proceeds from issuance of common stock                           37,391
 Proceeds from exercise of stock options                             521           340            19
 Proceeds from issuance of common stock
   under Employee Stock Purchase Plan                                181           148            94
 Tax benefit from exercise of stock options                          231           549             3

         Net cash provided (used) by financing
           activities                                             (5,350)       38,428          (119)

Net increase (decrease) in cash and cash equivalents              (5,265)        7,290          (350)

Cash and cash equivalents - beginning of year                      8,718         1,428         1,778

Cash and cash equivalents - end of year                         $  3,453      $  8,718      $  1,428


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CYBEROPTICS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                 Unrealized
                                                                                 Marketable                          Total
                                                          Common Stock           Securities          Retained     Stockholders'
(In thousands, except share amounts)                  Shares       Amount      Holding Loss         Earnings        Equity
BALANCE, DECEMBER 31, 1993                           4,249,420     $  4,349                          $  1,724       $  6,073

Tax benefit from exercise of stock options                                3                                                3

Exercise of stock options
     net of shares exchanged as payment
     and subsequently retired                            8,606           19                                               19

Issuance of common stock under
     Employee Stock Purchase Plan                       20,615           94                                               94

Repurchase of common stock                            (43,500)         (235)                                            (235)

Net income                                                                                              1,524          1,524

BALANCE, DECEMBER 31, 1994                           4,235,141        4,230                             3,248          7,478

Tax benefit from exercise of stock options                              549                                              549

Exercise of stock options
     net of shares exchanged as payment
     and subsequently retired                          145,358          340                                              340

Issuance of common stock under
     Employee Stock Purchase Plan                       31,615          148                                              148

Issuance of common stock for cash, net
   of offering costs                                 1,200,000       37,391                                           37,391

Net income                                                                                              4,831          4,831

BALANCE, DECEMBER 31, 1995                           5,612,114       42,658                             8,079         50,737

Tax benefit from exercise of stock options                              231                                              231

Exercise of stock options
     net of shares exchanged as payment
     and subsequently retired                           85,975          521                                              521

Issuance of common stock under
     Employee Stock Purchase Plan                       17,642          181                                              181

Repurchase of common stock                            (500,000)      (6,283)                                          (6,283)

Other                                                                               $(99)                                (99)

Net income                                                                                              2,180          2,180

BALANCE, DECEMBER 31, 1996                           5,215,731      $37,308         $(99)             $10,259        $47,468

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CYBEROPTICS CORPORATION
(In thousands, except share and per share amounts)

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

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements includes the accounts of the Company and its wholly-owned Foreign Sales Corporation (FSC).

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

CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents were concentrated in one money market account at December 31, 1996 and 1995.

MARKETABLE SECURITIES
Marketable securities generally consist of U.S. Government or U.S. Government backed obligations and state municipal instruments with a long-term credit ratings of AAA. Marketable securities are classified as short-term or long-term in the balance sheet based on their maturity date and expectations regarding sales. All marketable securities have maturities of three years or less. Certain marketable securities held by the Company are subject to call provisions prior to their maturity date.

At December 31, 1995, all of the Company's marketable securities were classified as held to maturity and, therefore, were carried at amortized cost. During 1996, as securities matured, new investments were classified as available for sale. At December 31, 1996, amortized cost of marketable securities classified as held to maturity was $8,000, and the carrying amount of securities classified as available for sale was $25,856. Unrealized holding gains and losses were not significant at December 31, 1996 and 1995.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating net realizable value.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Equipment and leasehold improvements are stated at cost. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets or the lease term, ranging from three to ten years. Gains or losses on dispositions are included in current operations.

PATENTS
Patents consist of legal and patent registration costs for protection of the Company's proprietary sensor technology. The Company amortizes such expenditures over a three-year period on a straight-line basis.

REVENUE RECOGNITION
Revenues are recognized upon shipment. Estimated warranty costs are recorded at the time of sale.

RESEARCH AND DEVELOPMENT
Research and development (R&D) costs, including software development, are expensed when incurred. Software development costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established; costs otherwise capitalized after such point also are expensed because they are insignificant. Customer-funded R&D is deferred and recognized as a reduction of R&D expenses as costs are incurred in the accompanying statements of income. Customer-funded R&D totaled $890 and $444 during 1996 and 1995, respectively, and was not significant in 1994.

INCOME TAXES
Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period.

NET INCOME PER SHARE
Net income per common and common equivalent share has been computed using the weighted average shares outstanding plus common stock equivalents for each period. Common equivalent shares include dilutive stock options using the treasury stock method.

NOTE 2 - OTHER FINANCIAL STATEMENT DATA

INVENTORIES CONSISTS OF THE FOLLOWING:

December 31,                      1996           1995

Raw materials and
   purchased parts              $ 2,522         $ 3,172
Work in process                     736             608
Finished goods                      510              94
                                $ 3,768         $ 3,874

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET CONSIST OF THE FOLLOWING:

December 31,                       1996            1995

Equipment                       $ 3,713         $ 2,435
Leasehold improvements              974
                                  4,687           2,435
Less accumulated
   depreciation                  (2,192)         (1,492)
                                $ 2,495        $    943

OTHER ACCRUED EXPENSES CONSIST OF THE FOLLOWING:

December 31,                       1996            1995

Accrued wages and benefits     $    667         $ 1,352
Deferred R&D reimbursement          166             556
Accrued warranty costs              250             150
Other accrued expenses              341             310
                                $ 1,424         $ 2,368

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following:

                         1996         1995         1994

Current:
   Federal              $  872      $ 2,523     $    64
   State                     6          225          14
Deferred                   102         (498)        (67)
                        $  980      $ 2,250      $  590


Deferred tax assets consist of the following:

December 31,              1996         1995        1994

Inventories             $  238     $    218    $      4
Vacation accrual            71           67          36
Accounts receivable
   allowances               45           37          52
Warranty reserve            90           55          22
Deferred R&D
   reimbursement            60          204
Other, net                  46           71           3

Net deferred tax asset
   included in other
   current assets       $  550     $    652      $  154


A reconciliation of the statutory rate to the effective income tax rate is as follows:

                         1996         1995         1994

Federal statutory rate   34.0%        34.0%         34.0%
Increase (decrease)
    resulting from:
   State income taxes, net
     of federal benefit   0.1          2.1           0.7
   FSC benefit, net of
      FSC taxes          (1.0)        (3.2)         (1.2)
   R&E credit            (4.4)        (1.5)         (8.0)
   Other, net             2.3          0.4           2.4
Effective rate           31.0%        31.8%         27.9%

The 1995 and 1996 tax provisions include only 6 months of research and experimentation tax credits, as the credit expired as of June 30, 1995 and was not reinstated until July 1, 1996. Cash payments of income taxes for the years ended December 31, 1996, 1995 and 1994, were approximately $1,491, $1,518 and $480, respectively.

NOTE 4 - OPERATING LEASES

In May 1996, the Company moved into a new office, ware-house and manufacturing facility. The new facility is leased under a 10 year operating lease that expires in April 2006. The Company has the option to extend the lease for two additional three year periods. The lease requires the Company to pay insurance, property taxes and other operating expenses related to the leased facility.

The facility previously occupied by the Company prior to its moving is leased under an operating lease that expires in October 1999. The Company has subleased this facility for the remaining term of the lease. The difference between the future lease obligation of the Company and the anticipated sublease payments over the remaining term of the lease of $160 was charged to rental expense during 1996. Total rental expenses for the years ended December 31, 1996, 1995 and 1994, were approximately, $695, $241 and $255, respectively.

At December 31, 1996, the future minimum lease payments required under lease agreements, net of $134, $156 and $130 in 1997, 1998 and 1999 of anticipated sublease payments, are as follows:



Year ending December 31,
1997                            $   581
1998                                605
1999                                608
2000                                564
2001                                588
Thereafter                        2,598
Total                           $ 5,544


NOTE 5 - STOCKHOLDERS' EQUITY

In 1996, the stockholders of the Company approved an amendment to the Articles of Incorporation that increases the number of authorized shares of common stock from 10,000,000 shares to 25,000,000 shares. In June 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of common stock for the purpose of providing the necessary common stock for the Company's stock option and employee stock purchase plans. In 1996, all 500,000 shares were repurchased through open market purchases, block transactions or privately negotiated purchases. In December 1996, the Company's Board of Directors authorized the repurchase of up to an additional 500,000 shares of common stock. At December 31, 1996, no shares had been purchased under the second authorization.

NOTE 6 - BENEFIT PLANS

STOCK OPTION PLANS
The Company has two stock option plans that reserve 939,693 shares of common stock in the aggregate for issuance to employees, directors, officers and others. Canceled options are available for future grant under both plans. Options are granted at an option price per share equal to or greater than fair value at the date of grant. Generally, options granted to employees vest over a four-year period and expire five years after the date of grant. The plans allow for option holders to tender shares of the Company's common stock as consideration for the option price. Options exercised by tendering shares are shown at the net amount.

In 1996, the Company canceled and reissued, at the then-current market price, 257,800 options to purchase the same number or less shares to those employees that received stock option grants between May 19, 1995 and August 2, 1996.

The following is a summary of stock option plan activity:

Shares                 1996         1995         1994

Granted             590,050      144,150       68,400
Exercised           (90,212)    (155,452)     (12,536)
Canceled           (339,443)      (4,425)     (26,538)

December 31:
Outstanding         638,495      478,100      493,827

Exercisable         181,570      172,239      191,806


Average exercise price
per share              1996         1995         1994

Granted             $ 16.58      $ 16.55       $ 5.88
Exercised              6.66         3.88         3.64
Canceled              20.67         5.57         5.48

December 31:
Outstanding           10.35         9.10         5.32

Exercisable         $  5.97      $  5.89       $ 5.35

Stock options outstanding at December 31, 1996, had a range of exercise prices of $3.56 to $18.125 and an average remaining contractual life of 4 years.

Options outstanding with an exercise price of less than $10.00 totaled 285,000, of which 182,000 were exercisable. The remaining 353,000 options outstanding had a price of greater than $10.00 and are not excercisable as of December 31, 1996. The weighted average remaining contractual life for each of these groups of options was three years and five years, respectively.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company has adopted the new standard in 1996. The Company has continued to measure compensation cost for its stock incentive and option plans using the intrinsic value method of accounting it has historically used and, therefore, the new standard has no effect on the Company's operating results.

Had the Company used the fair value method of accounting for its stock option and incentive plans beginning in 1995 and charged compensation costs against income over the vesting period, net income and net income per share for 1996 and 1995 would have been reduced to the following pro forma amounts:

                                    1996         1995

Net Income:
     As reported                  $2,180       $4,831
     Pro forma                    $1,564       $4,635

Net income per share:
     As reported                   $0.38        $0.95
     Pro forma                     $0.27        $0.91

The pro forma information above only includes stock options granted in 1995 and 1996. Compensation expense under the fair value method of accounting will increase over the next few years as additional stock option grants are considered. The weighted-average grant-date fair value of options granted during 1996 and 1995 was $10.58 and $10.94, respectively. The weighted-average grant-date fair value of options was determined by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:


                                    1996         1995

Risk-free interest rates            5.9%         6.8%
Expected life                    4 years      4 years
Expected volatility                57.4%        61.4%
Expected dividends                  None         None

EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan available to eligible employees. Under terms of the plan, eligible employees may designate from 1 to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 200,000 shares of common stock have been reserved for issuance. As of December 31, 1996, 84,318 shares have been issued under this plan.

401(k) PLAN
The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code ("the Code"), whereby eligible employees may contribute up to 15% of their earnings, not to exceed annual amounts allowed under the Code. In addition, the Company may also make contributions at the discretion of the Board of Directors. In 1996, 1995 and 1994, the Company provided for matching contributions totaling $96, $67, and $43, respectively.

NOTE 7 - MAJOR CUSTOMER AND EXPORT SALES

The following summarizes significant customers:

                    Significant               Percentage
                       Customer    Revenues  of Revenues
Year ended
  December 31, 1996       A         $3,855        14%
                          C         $7,863        28%
                          D         $2,834        10%
Year ended
  December 31, 1995       A         $9,052        30%
                          C         $3,979        13%
Year ended
  December 31, 1994       A         $2,115        14%
                          B         $1,894        12%

As of December 31, 1996, accounts receivable from significant customers A, C and D were $567, $1,332, and $400, respectively. As of December 31, 1995, accounts receivable from significant customers A and C were $2,767 and $1,572, respectively.

Export sales amounted to 70%, 68% and 57% for 1996, 1995 and 1994, respectively. Substantially all of the Company's export sales are negotiated, invoiced and paid in U.S. dollars. Export sales by geographic area are summarized as follows:

                       1996         1995        1994

North America       $     143   $     117     $   141
Europe                  4,964      10,762       3,895
Asia                   14,279       9,596       4,555
Other                     169         233          45
                      $19,555     $20,708      $8,636

NOTE 8 - CONTINGENCIES

In January 1996, the Company filed suit against Yamaha Motor Company, Ltd. alleging fraud and theft of technology related to the LaserAlign sensor and its applications. Yamaha has denied the Company's claims and filed counterclaims against the Company on March 3, 1997 seeking unspecified damages. The Company intends to protect its intellectual property rights and pursue its remedies.

In addition, in the ordinary course of business, the Company is a defendant in various claims and disputes. While the outcome of these matters cannot be predicted with certainty, management presently believes the disposition of these matters will not have a material effect on the financial position, results of operations or cash flows of the Company.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
CyberOptics Corporation

We have audited the accompanying consolidated balance sheets of CyberOptics Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CyberOptics Corporation as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota
February 6, 1997, except for the first paragraph of Note 8, as to which the date is March 3, 1997


FIVE-YEAR FINANCIAL SUMMARY

(In thousands, except per share amounts)

Year Ended December 31                 1996              1995             1994              1993             1992
Revenues                              $28,062          $30,518           $15,276          $11,621           $8,425
Income from Operations                    885            6,457             2,042            1,080              447
Net Income                              2,180            4,831             1,524              943              339
Net Income Per Share                     0.38             0.95              0.35             0.22             0.08

Working Capital                       $32,395          $28,722          $  6,902         $  5,548           $4,249
Total Assets                           50,316           54,740             8,823            6,901            5,717
Stockholders' Equity                   47,468           50,737             7,478            6,073            4,840



QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share amounts)


QUARTER ENDED                                    MARCH 31           JUNE 30         SEPT. 30           DEC. 31

1996 (unaudited and not reviewed)
REVENUES                                         $8,513              $7,812           $5,025           $ 6,712
GROSS MARGIN                                      4,604               3,917            2,380             3,422
INCOME (LOSS) FROM OPERATIONS                     1,490                 402          (1,102)                95
NET INCOME (LOSS)                                 1,421                 700            (356)               415
NET INCOME (LOSS) PER SHARE                        0.24                0.12           (0.06)              0.08

1995 (unaudited and not reviewed)

Revenues                                        $ 4,555             $ 7,240          $ 8,196           $10,527
Gross margin                                      2,506               3,854            4,375             5,298
Income from operations                              681               1,567            1,920             2,289
Net income                                          497               1,101            1,307             1,926
Net income per share                               0.11                0.24             0.27              0.32


The summation of quarterly net income per share may not equate to the year-end calculation as quarterly calculations are performed on a discrete basis.

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


                     1996                     1995

Quarter          HIGH        LOW          High       Low

First          $40.00      $27.25        $11.38     $  7.50
Second          28.75       14.25         25.50       11.00
Third           15.75       10.00         35.75       20.88
Fourth          14.63        9.88         39.75       24.00

As of March 17, 1997, the Company had 295 stockholders of record and estimates that it has approximately 5,300 beneficial owners. The Company has never paid a cash dividend and does not intend to pay cash dividends in the foreseeable future.



EXECUTIVE OFFICERS

Steven K. Case, Ph.D.
President

Jeffrey A. Jalkio, Ph.D.
Vice President - Research

Carl D. Moe
Vice President - Sales and Marketing

John D. Beagan
Vice President - Operations and Finance and Administration

William Farmer
Vice President - Product Development



DIRECTORS

Steven K. Case, Ph.D.
President
CyberOptics Corporation

Alex B. Cimochowski
Owner
Four Peaks Technologies, Inc.

George E. Kline
Owner
Venture Management

Steven M. Quist
President
Rosemount Inc.

P. June Min, Ph.D.
Vice Chairman
Anam Industrial Co., Ltd.

Erwin Kelen
Owner
Kelen Ventures



CORPORATE INFORMATION

CORPORATE HEADQUARTERS
CyberOptics Corporation
5900 Golden Hills Drive
Minneapolis, MN 55416
612-542-5000

COUNSEL
Dorsey & Whitney L. L. P.
Minneapolis, Minnesota

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L. L. P.
Minneapolis, Minnesota

ANNUAL MEETING
The annual meeting of stockholders will be held at 3:30 p.m. on May 8, 1997, at the Minneapolis Marriott City Center, 30 South Seventh Street, Minneapolis, Minnesota 55402.

REGISTRAR AND STOCK TRANSFER AGENT
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

FORM 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders at no charge by writing to CyberOptics.